Form ATS-N
Liquidnet H2O ATS

Exhibits 4 and 5

Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

June 2019 execution statistics

Platform Name	ADV (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
H2O ATS	14,963,408	14,996	81.51%	18.08%	83.24%	9.22%	15.71%	49.48%	34.82%	95.38%	97.13%

July 2019 execution statistics

Platform Name	ADV (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
H2O ATS	13,473,532	15,174	81.94%	17.62%	84.26%	8.45%	14.65%	46.98%	38.37%	95.66%	96.89%

August 2019 execution statistics

Platform Name	ADV (single-counted)	Average Trade Size	% ADV Block (Shares)		% ADV Block (Notional)		% ADV Market Cap Distribution			% Midpoint (Shares)	% Inside NBBO (Shares)
			>10,000 Shares	2,000-9,999 Shares	>$200K	$100K-$200K	Small-Cap ($250M- $2B)	Mid-Cap ($2B-$10B)	Large-Cap (>$10B)		
H2O ATS	14,170,250	15,778	83.35%	16.17%	82.71%	9.06%	13.86%	50.43%	35.70%	96.05%	97.30%